SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Himax Technologies, Inc.
(Name of Issuer)

Ordinary Shares, par value US$0.3 per share
(Title of Class of Securities)

43289P106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d – 1(b)

[ ]	Rule 13d – 1(c)

[x]	Rule 13d – 1(d)

        SCHEDULE 13G

CUSIP No. 43289P106	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jordan Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of China
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
733,358 (See item 4)
	6	SHARED VOTING POWER
27,377,398 (See item 4)
	7	SOLE DISPOSITIVE POWER
733,358 (See item 4)
	8	SHARED DISPOSITIVE POWER
27,377,398 (See item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,110,756 (See item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.3% (See item 4)
12		TYPE OF REPORTING PERSON
IN

CUSIP No. 43289P106	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Arch Finance Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
21,929,068
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
21,929,068
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,929,068
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%
12		TYPE OF REPORTING PERSON
CO

CUSIP No. 43289P106	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Shu Chuan Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of China
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
4,780,730
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
4,780,730
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,780,730
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.4%
12		TYPE OF REPORTING PERSON
CO

Item 1(a).                      Name of Issuer.

Himax Technologies, Inc.

Item 1(b).                      Address of Issuer’s Principal Executive Offices.

The address of the principal executive offices of Himax Technologies, Inc. is No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, the Republic of China.

Item 2(a).                      Name of Person Filing.

Jordan Wu

Arch Finance Ltd.

Shu Chuan Investment Co., Ltd.

Item 2(b).                      Address of Principal Business Office or, if None, Residence.

The address of the principal business office of Jordan Wu is No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, the Republic of China.

The address of the principal business office of Arch Finance Ltd. is Akara Building, 24 De Castro Street, Wickhams Cat I, Road Town, Tortola, British Virgin Islands.

The address of the principal business office of Shu Chuan Investment Co., Ltd. is 5F-3, No. 248, Sec. 3, Nanjing E. Road, Songshan District, Taipei City 105, Taiwan, the Republic of China.

Item 2(c).                      Citizenship.

Jordan Wu is a citizen of the Republic of China.

Arch Finance Ltd. is incorporated under the laws of the British Virgin Islands.

Shu Chuan Investment Co., Ltd. is incorporated under the laws of the Republic of China.

Item 2(d).                      Title of Class of Securities.

Ordinary Shares, par value US$0.3 per Share (the “Shares”).

Item 2(e).                      CUSIP Number.

43289P106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) [ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________

Item 4.	Ownership.

(a), (b) and (c)

Jordan Wu directly owns 733,358 Shares, representing approximately 0.2% of the outstanding Shares.  Jordan Wu beneficially owns 21,929,068 Shares and 4,780,730 Shares through Arch Finance Ltd. and Shu Chuan Investment Co., Ltd, respectively, both of which are investment companies controlled by Jordan Wu, and may be deemed to beneficially own 667,600 Shares held by certain of his children.  Jordan Wu therefore may be deemed to have shared power to vote and dispose of 27,377,398 Shares.  Accordingly, Jordan Wu may be deemed to beneficially own an aggregate of 28,110,756 Shares, representing approximately 8.3% of the outstanding Shares.

Arch Finance Ltd. directly owns and has shared power to vote and dispose of 21,929,068 Shares, representing approximately 6.5% of the outstanding Shares as of December 31, 2012.

Shu Chuan Investment Co., Ltd. directly owns and has shared power to vote and dispose of 4,780,730 Shares, representing approximately 1.4% of the outstanding Shares as of December 31, 2012.

Item 5.	Ownership of Five Percent or Less of the Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2013

By:	/s/ Jordan Wu
	Name:	Jordan Wu

ARCH FINANCE LTD.

By:	/s/ Jordan Wu
	Name:	Jordan Wu
	Title:	Director

SHU CHUAN INVESTMENT CO., LTD.

By:	/s/ Jordan Wu
	Name:	Jordan Wu
	Title:	Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendment thereto) with respect to the Shares of Himax Technologies, Inc. and further agree that this agreement be included as an exhibit to such filing.  In evidence there of, each of the undersigned hereby executed this Agreement on February 4, 2013.

By:	/s/ Jordan Wu
	Name:	Jordan Wu

ARCH FINANCE LTD.

By:	/s/ Jordan Wu
	Name:	Jordan Wu
	Title:	Director

SHU CHUAN INVESTMENT CO., LTD.

By:	/s/ Jordan Wu
	Name:	Jordan Wu
	Title:	Director